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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 23 2012
Washington, DC
123

SEC FILE NUMBER
8- 46748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Insurance Services Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 South College Street, 19th Floor, MAC: D1053-190
(No. and Street)

Charlotte	NC	28202-6000
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda S. Need — (704) 715-8170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP - PCAOB Registration # 185
(Name – *if individual, state last, first, middle name*)

550 South Tryon Street, Suite 3200	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY
4/12

OATH OR AFFIRMATION

I, Linda S. Need, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Insurance Services Investment Advisors, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Linda S Need
Signature

President
Title

Joy Aughinbaugh Vickers
Notary Public JOY AUGHINBAUGH VICKERS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flow.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOY AUGHINBAUGH VICKERS
NOTARY PUBLIC
My Commission Expires 09-10-16
MECKLENBURG COUNTY, NC

KPMG

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.

(A Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wells Fargo Insurance Services Investment Advisors, Inc.:

We have audited the accompanying statement of financial condition of Wells Fargo Insurance Services Investment Advisors, Inc. as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Insurance Services Investment Advisors, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 22, 2012

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.
(A Subsidiary of Wells Fargo & Company)
STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash and cash equivalents	$	5,654,428
Commissions receivable		463,296
Receivables from affiliates		12,496,419
Deferred tax asset		69,427
Total assets	$	18,683,570
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payables to affiliates		3,787,243
Current taxes payable		291,272
Unearned insurance income		84,500
Other liabilities		286,521
Total liabilities		4,449,536
STOCKHOLDER'S EQUITY		
Common stock, (No par value, 1,000 shares authorized, 500 shares issued and outstanding)		15,779,534
Retained deficit		(1,545,500)
Total stockholder's equity		14,234,034
Total liabilities and stockholder's equity	$	18,683,570

See accompanying notes to financial statement.

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.
(A Subsidiary of Wells Fargo & Company)

Notes to the Statement of Financial Condition

December 31, 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company – Wells Fargo Insurance Services, Investment Advisors, Inc. (the Company) is a wholly owned subsidiary of Wells Fargo Insurance Services USA, Inc. (the Parent). Wells Fargo Insurance Services USA, Inc. is a wholly owned subsidiary of Wells Fargo & Company (the Holding Company). The Holding Company is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is authorized to market variable life insurance contracts and variable annuities. Primary operations of the Company involve commission income received from various insurance companies on policies sold or renewed. A percentage of the commission income received is paid to the agent generating the policy. This producer commission expense is paid by the Holding Company as directed by the Company (see Note 2).

Basis of Accounting – The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Income Taxes - The operating results of the Company are included in the consolidated federal income tax return of Wells Fargo & Company. For each subsidiary having taxable income, current federal income taxes are calculated and accrued by the subsidiary. Income tax benefits, when applicable, are calculated for each subsidiary having a taxable loss, and they are remitted by the Holding Company to the extent that income tax benefits are realized from filing a consolidated federal income tax return. The Company also files separate state income tax returns and is included as part of certain combined, consolidated and unitary income tax returns along with other subsidiaries of the Holding Company.

Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents – The Company invests excess cash in bank overnight accounts on a daily basis. The Company considers all short-term highly liquid investments with a maturity of three months or less to be cash equivalents.

Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTIES:

As explained in Note 1, the Company is a wholly-owned subsidiary of Wells Fargo Insurance Services USA, Inc., which is a wholly owned subsidiary of Wells Fargo & Co.

The Company has borrowing and lending arrangements with the Holding Company. As of December 31, 2011, the Company has $11,999,913 due from the Holding Company under the terms of a note receivable. Interest is earned by the Company based on the Holding Company's cost of funding. Amounts due from the Holding Company on the note receivable must be repaid on demand.

Under a separate agreement, the Company can borrow up to $10,000,000 from the Holding Company. Under this agreement, the Company would pay interest based on the Holding Company's cost of funding. Amounts due to the Holding Company under this agreement would be payable on demand. At December 31, 2011, there were no amounts outstanding under this agreement.

The Company also has a receivable from the Parent of $496,506 and an amount payable to another affiliate of $3,787,243.

3. EMPLOYEE BENEFITS:

The Holding Company sponsors a noncontributory defined benefit pension plan that was frozen effective July 1, 2009, and also sponsors a defined contribution 401(k). Substantially all employees with one month of service are eligible for participation in the 401(k) Plan. Employees who complete one year of service are eligible for company matching contributions. In addition, the Holding Company provides postretirement benefits, principally healthcare, to employees and their beneficiaries and dependents.

The Holding Company allocates expense to the Company for the defined benefit pension plan, 401(k) plan, and postretirement benefits based on employee compensation and the total cost incurred with respect to the plans on a consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in the Holding Company's retirement and postretirement plan calculations and is therefore not available.

4. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. This rule prohibits a broker-dealer from engaging in security transactions when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined in the rule. Because the Company does not receive or hold any customers' securities or cash, it is required to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. The Company's minimum net capital required was $296,636 as of December 31, 2011. The Company's net capital and net capital ratio were $1,204,892 and 3.69 to 1, respectively as of December 31, 2011.

5. RESERVE REQUIREMENTS:

The Company does not hold, carry or maintain cash or securities for the benefit of its customers, or perform custodial functions, and is exempted under paragraph (k)(1) of Rule 15c3-3 from reserve requirements of that rule.

6. INCOME TAXES:

The primary components of deferred tax assets and liabilities include deferred compensation. The Company's net deferred tax asset at December 31, 2011 was $69,427. There is no valuation allowance on the Company's deferred tax assets at December 31, 2011. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Based upon its current evaluation, the Company has concluded that there are no uncertain tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements as of December 31, 2011. The Company recognizes accrued interest and penalties, as appropriate, related to the unrecognized tax benefits in the effective tax rate. The Company recognized no interest in 2011 and the balance of accrued interest was zero at December 31, 2011. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2011, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and various states and local jurisdictions and it is subject to income tax examinations by tax authorities for years 2007 and forward.

7. COMMITMENTS AND CONTINGENCIES:

The Company's deposits on hand in financial institutions at times exceed federally insured amounts. At December 31, 2011, the Company had $5,654,428 on deposit in one bank which is federally insured for $250,000 as of December 31, 2011.

8. SUBSEQUENT EVENTS

In January of 2012, the Company repaid its payable to affiliate in the amount of $3,787,243.

The Company is not aware of any other material events that have occurred subsequent to December 31, 2011, and through March 22, 2012, which is the date we issued the financial statements that would require recognition in the financial statements or disclosure in the Notes to the Financial Statements.

KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Wells Fargo Insurance Services Investment Advisors, Inc.:

In planning and performing our audit of the financial statements of Wells Fargo Insurance Services Investment Advisors, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated March 22, 2012.

> Management is not consistently and effectively operating review controls designed to evaluate the completeness and accuracy of accrued commissions receivable and the related producer commissions payable based on amounts received or paid subsequent to the balance sheet date but prior to the issuance of the financial statements. As a corrective action, management performed and documented a formal analysis of these amounts prior to the issuance of the financial statements on March 22, 2012.
>
> Management does not have effective controls designed to review the completeness and accuracy of computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we identified the following deficiencies in internal control that we consider to be material inadequacies, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated March 22, 2012.

> Management is not consistently and effectively operating review controls designed to evaluate the completeness and accuracy of accrued commissions receivable and the related producer commissions payable based on amounts received or paid subsequent to the balance sheet date but prior to the issuance of the financial statements. As a corrective action, management performed and documented a formal analysis of these amounts prior to the issuance of the financial statements on March 22, 2012.

KPMG

Management does not have effective controls designed to review the completeness and accuracy of computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 22, 2012